(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HORACE MANN EDUCATORS CORPORATION 1-10890
Full Name of Registrant (Commission file number)

Former Name if Applicable

1 Horace Mann Plaza
Address of Principal Executive Office (Street and Number)

Springfield, Illinois 62715-0001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced a delay in completing its audited financial statements for the year ended December 31, 2004. This delay is due primarily to discrepancies related to cash disbursement reconciliations and federal income tax liabilities which, as a result of deficiencies in internal controls, were identified subsequent to the Registrant’s earnings press release. Adjustments resulting from the resolution of these two issues are expected to be immaterial to the Registrant’s financial statements and are being recorded in net income for the three and twelve months ended December 31, 2004. The adjustments identified represent an increase to net income of approximately $2 million, or approximately 4 cents per share, compared to net income reported in the Registrant’s earnings press release dated February 9, 2005 as filed on Form 8-K.

These adjustments do not affect the Registrant’s previously disclosed estimate of full year 2005 net income before realized investment gains and losses of between $1.55 and $1.65 per share.

The Registrant expects the two internal control deficiencies that gave rise to the above adjustments to be reported in its
Form 10-K as material weaknesses in its internal controls over financial reporting for purposes of Sarbanes-Oxley Section 404. Due to the additional time required to evaluate and resolve the above discrepancies, the Registrant is unable to file its Form 10-K for the year ended December 31, 2004 by the prescribed filing deadline without unreasonable effort and expense. The Registrant intends to file its Form 10-K as soon as practicable, but no later than March 31, 2005.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bret A. Conklin	217	788-8530

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes X No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HORACE MANN EDUCATORS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2005	By:	/S/ BRET A. CONKLIN
Name: Bret A. Conklin Title: Senior Vice President & Controller (Principal Accounting Officer)

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